Exhibit 10.4

Horizon Pharma, Inc.

Amended and Restated Non-Employee Director Compensation Policy

Amended Effective: May 17, 2014

Each member of the Board of Directors (the “Board”) other than (1) any member who is affiliated with any holder of more than 5% of the Company’s common stock or (2) any member serving as an employee of Horizon Pharma, Inc. (“Horizon”) or any of its subsidiaries (each such member, a “Director”), will receive the following compensation for his or her Board service. The determination of whether a member of the Board meets the requirements to be eligible to receive compensation as an eligible Director under this Policy will be determined as of the date such cash compensation is otherwise payable, or the date such equity compensation would be granted, as applicable.

Annual Cash Compensation

The annual cash compensation amount set forth below is payable in equal quarterly installments, payable in arrears on the last day of each fiscal quarter in which the service occurred. If a Director joins the Board at a time other than effective as of the first day of a fiscal quarter, each annual retainer/fee set forth below will be pro-rated based on days served in the applicable fiscal year, with the pro-rated amount paid for the first fiscal quarter in which the Director provides the service, and regular full quarterly payments thereafter. All annual cash fees are vested upon payment.

1.	Annual Board Service Retainer:
a.	Non-Executive Chairman of the Board/Lead Independent Director: $50,000
b.	All other Directors: $40,000

2.	Annual Committee Chair Service Fee:
a.	Chairman of the Audit Committee: $20,000
b.	Chairman of the Compensation Committee: $10,000
c.	Chairman of the Nominating & Corporate Governance Committee: $7,500
d.	Chairman of the Business Development Committee: $12,500

3.	Annual Committee Member (non-Chair) Service Fee:
a.	Audit Committee: $10,000
b.	Compensation Committee: $5,000
c.	Nominating & Corporate Governance Committee: $3,750
d.	Business Development Committee: $7,500

Equity Compensation

The equity compensation set forth below will be granted under the Horizon Pharma, Inc. 2011 Equity Incentive Plan, as amended (the “Plan”). All stock options granted under this policy will be non-statutory stock options, with an exercise price per share equal to 100% of the Fair Market

1.

Value (as defined in the Plan) of the underlying Horizon common stock on the date of grant, and a term of ten (10) years from the date of grant (subject to earlier termination in connection with a termination of service as provided in the Plan).

1.            Initial Grant: On the date of any Director’s initial election to the Board that occurs after the effective date of the Company’s initial public offering (or, if such date is not a market trading day, the first market trading day thereafter), the Director will be automatically, and without further action by the Board, granted a stock option for 40,000 shares. Such option will vest in thirty-six (36) equal monthly installments from the grant date, such that the option is fully vested on the third anniversary of the date of grant, subject to the Director’s Continuous Service (as defined in the Plan) through each applicable vesting date. A Director who, in the one year prior to his or her initial election to serve on the Board as a non-employee director, served as an employee of Horizon or one of its subsidiaries will not be eligible for an initial grant.

2.            Annual Grant: On the date of each Horizon annual shareholder meeting held after the effective date of the Company’s initial public offering, each Director will be automatically, and without further action by the Board, granted a stock option for 20,000 shares. Such option will vest in twelve (12) equal monthly installments from the date of grant, such that the option is fully vested on the first anniversary of the date of grant, subject to the Director’s Continuous Service through each applicable vesting date.

2.